 Animas Resources Ltd.            TSX-V: ANI

 #410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

May 8, 2012

NR 12 - 3

Animas Resources Nominates Two New Directors for Election at 2012 Annual Meeting

Animas Resources Ltd. (TSX.V: ANI) announces that its annual general meeting (“AGM”) will be held on June 5, 2012 at 10:00AM (Vancouver time).  Shareholders of record at the close of business on April 30, 2012 are entitled to notice of and to vote at the AGM.

Two new directors, John R. Wilson and David C. Beling have been nominated for election to the Board at the AGM.

“We are pleased to nominate John and Dave to the Animas Board,” said Mark T. Brown, Chairman of Animas Resources. “Their breadth of experience and strategic insight will be very valuable, particularly given their collective knowledge of Santa Gertrudis and project development and operations.”

Gregory E. McKelvey has resigned from the Board and Donald E. Ranta will not stand for re-election at the AGM.  The other two current Board members, Mark T. Brown and Hugh Miller, will stand for re-election at the AGM.

The Board would like to thank both Mr. McKelvey and Dr. Ranta, who have been valuable contributors to the Company since the inception of Animas in 2007. The shareholders have benefited from their insights and experience, especially in advancing the opportunities at Santa Gertrudis to the point of now advancing the gold project to pre-feasibility stage. Both Mr. McKelvey and Dr. Ranta have agreed to join the Advisory Board of the Company and, in that capacity, will remain contributors to and supporters of Animas.

Mr. David C. Beling, P.E. has a unique combination of project and corporate expertise with 48 years of experience in the global precious metal, base metal and energy mineral sectors. Mr. Beling has significantly examined or was directly involved with 84 underground mines, 127 open pits and 163 mineral processing plants as a consultant with numerous clients and while employed with Phelps Dodge, Union Oil, Fluor, United Technologies, Westinghouse, and several Canadian and US junior mining companies. Since 1981 he served as a senior executive and member of the Board of Directors of nine public mining companies. In addition to developing and managing operations, he initiated or strongly contributed to the closing of debt and equity financings, commodity and asset sales, mergers, acquisitions and joint ventures. Mr. Beling is the President, CEO and Director of Bullfrog Gold Corp. and is responsible for developing its gold projects in Arizona and Nevada and evaluating potential acquisitions. He also is a Director of Quantum Rare Earth Developments Corp. and has been associated with Mark Brown on several mining projects and companies since 1997.

Mr. John R. Wilson is the President and CEO of Animas.  He leads the advancement of the Santa Gertrudis gold project in Mexico and has led many successful exploration programs over his 40 year career. His work for Cyprus, Codelco Corporation, Amoco Minerals, Amax and Essex has ranged from initial prospect evaluation to the design and management of regional exploration, deposit modeling and development programs. Mr. Wilson and Mr. Beling worked together nearly forty years ago while employed with Essex International/United Technologies.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

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Mark T. Brown, Director

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